ADVANCED CREDIT TECHNOLOGIES, INC.
1915 Plaza Drive, Suite 202
Eagan, Minnesota 55122
Tel: (651) 905-2932

                                                               October 21, 2011

Mark P. Shurman
Legal Branch Chief
U.S. Securities Exchange Commission
100 F Street, N.E.
Washington, DC 20549-8561

Re:           Advanced Credit Technologies, Inc.
Correspondence
Filed: October 21, 2011
File No.: 333-170132

Dear Mr. Shurman:

We understand the staff has additional comments relative to the financial statements which we intend to address. Accordingly, we hereby withdraw our previously submitted request for acceleration of the effective date to October 21, 2011 at 3:00 pm EST. We will resubmit the filing.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,
 /s/ Chris Jackson
Chris Jackson
President and Chief Operation Officer